UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

BIRKS & MAYORS INC.

1240 Square Phillips

Montreal, Quebec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Documents submitted herewith

LIST OF DOCUMENTS

1.       Press Release, dated January 23, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.

Date: January 23, 2006	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Senior Vice President and Chief Financial Officer

Birks & Mayors Inc. Announces the Closing of a New Credit Facility

Montréal, Canada and Tamarac, Florida – January 23, 2006 – Birks & Mayors Inc. (AMEX:BMJ) today announced the signing of a senior secured credit facility. The new credit facility replaces the previous two separate credit facilities maintained by Birks & Mayors Inc. and its subsidiary Mayors Jewelers, Inc., prior to their recent merger. The new credit facility is syndicated with a total of four participating financial institutions and will be primarily used to finance inventory, capital expenditures, working capital and for other general corporate purposes.

“This new credit facility will offer Birks & Mayors greater borrowing capacity and availability, improved liquidity as well as reduced borrowing costs with a more flexible source of financing,” said Tom Andruskevich, President and Chief Executive Officer.

The credit facility establishes a U.S. $135 million senior secured credit facility for Birks & Mayors Inc. Bank of America, N.A., GMAC Commercial Finance LLC, LaSalle Retail Finance and Back Bay Capital Funding LLC. The credit facility expires on January 18, 2009.

About Birks & Mayors

Birks & Mayors is a leading North American luxury retailer, designer, manufacturer and wholesaler of fine jewelry, timepieces, sterling silverware and gifts. Birks & Mayors has 67 luxury jewelry stores, 39 stores operating under the Birks brand across Canada, and 28 stores operating under the Mayors brand in Florida and Atlanta, Georgia.

Contact:

Birks & Mayors Inc.

Michael Rabinovitch, 954-590-9162

mrabinovitch@mayors.com

www.mayors.com

Source: Birks & Mayors Inc.